

Aspen announces closing of $3 million private placement

OKLAHOMA CITY, April 5, 2004 - Aspen Group Resources Corporation (TSX: ASR, OTC: ASPGF) ("**Aspen**" or the "**Company**") today announced the closing of its previously announced private placement equity financing. At closing, a total of 12 million special warrants were issued at a price of $0.25 for total proceeds of $3,000,000. Each special warrant is convertible for no additional consideration into units, with each unit consisting of one share and one half-share purchase warrant. Each whole warrant is exercisable for 12 months at $0.35 to acquire one share. The shares and warrants carry a four-month hold period from the closing date.

The offering, which was oversubscribed, was led by Jones Gable & Co. Limited and Fort House Inc. Net proceeds will be used for drilling, general corporate purposes, and to reduce debt.

One-third of the gross proceeds from the sale of the special warrants will be deposited into escrow at closing pending shareholder approval of the financing at the Company's annual general meeting.

Aspen also announced that Mr. Robert Cudney had accepted the position of Chairman of the Board of Aspen. Mr. Cudney, Aspen's largest shareholder, has been a director of Aspen since May 2002. Mr. Cudney is the President and founder of Northfield Capital Corp. and has served as a director of several public companies in Canada.

Aspen's Board has formally extended Mr. Robert Calentine's term as Chief Executive Officer of the Company. Mr. Calentine has served as Aspen's CEO since October 2002 and has been a director of Aspen since May of 2002.

Mr. Ron Mercer, Vice President of Aspen's US operations, will expand his responsibilities to included Aspen's Canadian operations. Mr. Mercer has been with Aspen since 1999 and is a petroleum engineer with over 30 years experience in oil and gas operations.

Aspen Group Resources Corporation is an independent oil and natural gas producer engaged in the acquisition, exploration, production and development of oil and natural gas properties in the Mid Continent Region in the US and Western Canada. Aspen's shares trade on The Toronto Stock Exchange under the symbol "ASR".

Additional information on Aspen Group Resources Corporation is available from:
Kevin O'Connor
877-775-8734
koconnor@aspengroupresources.com

Or visit the Company's website at www.aspengroupresources.com

Portions of this document include "forward-looking statements", which may be understood as any statement other than a statement of historical fact. Forward-looking statements contained in this document are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and are subject to uncertainty and changes in circumstances. Actual results may vary materially from management's expectations and projections expressed in this document. Certain factors that can affect the Company's ability to achieve projected results are described in the Company's Annual Report on Form 20-F and other reports filed with the Securities and Exchange Commission. Such factors include, among others, production variances from expectations, uncertainties about estimates of reserves, volatility of oil and gas prices, the need to develop and replace reserves, the substantial capital expenditures required to fund operations, environmental risks, drilling and operating risks, risks related to exploratory and developmental drilling, competition, government regulation, and the ability of the company to implement its business strategy.